TSX Venture:  RCT
OTCBB:  RCTFF

#1305 - 1090 W. Georgia Street, Vancouver, British Columbia, V6E 3V7, Phone: 604.685.9316, Fax: 604.683.1585

March 12, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC
20549-7010

Dear Mr. Schwall:

Re:                   Rochester Resources Ltd.
                  Form 20-F for Fiscal Year Ended May 31, 2007
                  Filed November 30, 2007
                  File No. 0-30390

We refer to our letter of February 19th regarding our Form 20 F for fiscal year ended May 31, 2007.

In the letter we advised that we could not comment on timing until we completed a financing which financing was expected to be completed in early March. To date we have not completed our financing and efforts are ongoing.

We should comment that the Board has approved that it would be appropriate to de-register as a registrant as we will not be able to meet the ever increasing reporting responsibilities that arise from such registration. We have reviewed and the Company qualifies to de-register by filing Form 15 and applying Rule 12g-4 (a)(1), unfortunately, we cannot utilize Form 15 until we are current in reporting obligations and we are doubtful we will be able to do so in the immediate term.

Yours very truly,

ROCHESTER RESOURCES LTD.

Per:  /s/ Nick DeMare

Nick DeMare
Director and Chairman

ND:as